Filed by Henry Schein, Inc.

Pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: Henry Schein, Inc.

Commission File No.: 000-27078

The following slides were made available on the Company’s intranet on May 4, 2018:

Vets First Corp. - Creating a New Animal Health Innovator*
HENRY SCHEIN ® vetsfirstchoice
75% of vets in Only global animal More than A leading insights, the U.S.; 70% health supply 5,100** active analytics and in Europe and chain and practices on Rx services platform, Australia/ technology management helping vets to New Zealand solutions company platform identify and manage gaps in care
** at end of 2017
$3.6B
PRO FORMA 2017
IN–OFFICE COMBINED REVENUE 80,000
SUPPLY CHAINVET OFFICES GLOBALLY
& SOFTWARE SOLUTIONS
ONLINE +5,000
PRO–ACTIVE PRESCRIPTION TEAM MANAGEMENT & MEMBERS
DIGITAL SOLUTIONS
*Additional information about the proposed transaction will be made available on the SEC’s website at www.sec.gov in the coming months, and security holders are encouraged to read these materials as they will contain important information about the proposed transaction.

Vets First Corp.: Creating a Win for Stakeholders
Vet Pet Owner Manufacturer Internal Teams
Enhanced medical Improved pet health Driver of category growth Collaborative growth with compliance Multi–channel Global partner focused missions
Improved practice economics healthcare Exciting growth
Enhanced client opportunities for both experience companies
A new value chain connecting veterinarians, pet owners, and manufacturers to improve the delivery of care and increase value for shareholders
HENRY SCHEIN ®

Strategic Benefits for Henry Schein and Vets First Corp.
Henry Schein Vets First Corp.
Increased Dental and Medical focus Increased Animal Health focus High-touch, full-service, value-added Multi-channel veterinary platform with the approach power of insights and analytics Innovative solutions Increased compliance
Unlocks Shareholder Value for Henry Schein and Vets First Corp.
Positions each company for above market growth
HENRY SCHEIN ®

The following is an excerpt of a speech accompanying a presentation to employees of the Company, which was made available on the Company’s intranet on May 4, 2018:

So now, let me turn to animal health.

Animal health has been a fast grower for Henry Schein in the last seven or so years.

Our goal is to ensure that we go to markets in the best way for our practitioners.

The challenge the animal health practitioners are facing is very different to the medical and dental practitioners’ challenges.

The challenges that the animal health practitioners are facing is a simple question: How can they ensure that when they’re diagnosed a pet owner’s pet with a particular ailment or they determine that a preventive is needed, how do they ensure that the pet owner fills the prescription and then gives the pet the pills or the ointments or whatever?

And when the prescription ends comes back for a renewal.

That is the big challenge.

And the other challenge is the movement of certain products from the practice into the retail store where, of course, the product can be bought but is not supervised by the practitioner.

The customer success go-to market model addressing that is the number one priority of Peter and our animal health team.

If you bear this in mind, you will understand what we have done.

And then we need to understand that we have to transform the way we sell in this business.

We have to aggressively drive towards our own control brands.

We’ve done good work there. Same with dental. Medical as well.

And we need to expand our ownership of brands that we control.

And yes, expand geographically, and I think our animal health business is the most geographically and most diverse business we have in more countries than any of the other Henry Schein businesses.

What this led to was a plan which we announced to merge two companies, Henry Schein’s animal health business with Vets First Choice.

What is Henry Schein’s animal health business?

75 percent of the veterinarians in the US do business with us.

70 percent Europe and in Australia and New Zealand, and we’re the only global distribution channel for veterinarians.

We’re also the only global player in providing practice management software to veterinarians and have the largest installed base of practice management software in the United States, over half the veterinarians.

But what we need is the ability to help veterinarians when they issue a prescription to ensure that that prescription is filled.

Do you understand what I just said? Are you sleeping? Jeff, wake up.

Because if you understand this, you will understand the logic behind what we did.

And it’s really important to understand this, because this is for the benefit of all 22,000 team Schein members, our investors, and our customers.

Of course our suppliers as well.

The bottom line is if we don’t help the veterinarian get compliance for the prescription that they’ve issued, we’ll not have a veterinary business. It’s as simple as that.

If we don’t help them keep the prescriptions in the channel of veterinary medicine, we’ll not have good veterinary medicine, because pet owners will start treating their own pets because they can get these products OTC in the Walmarts or whatever.

If you understand the strategy, you will understand why we moved ahead.

And Vets First Choice -- and all of this is on the Internet -- has the ability to help veterinarians get compliance with prescriptions issued. If you understand that, you understand everything.

What they do is helpful for the vet, because the vet issues the prescription, the right products are used, and the prescription is fulfilled through the veterinarian.

It’s the right thing for the pet owner, because the pet owner gets clinical advice on the pills.

And the manufacturers love this because the biggest problem they have is they know they have good products but there’s no compliance.

The compliance fill is what? 10 percent or something?

Less than two out of 12 prescriptions are actually filled and used.

This company, Vets First Choice, that we’ve been following for about eight years understanding and has know-how on how to get compliance.

The manufacturers of course like that because now their products are going to be used. And, of course, this presents huge growth opportunity for our team and the Vets First Choice team, because our team has been worried about this lack of compliance by pet owners since products were available in other channels.

*  *  *

Additional Information and Where to Find It

In connection with the proposed transaction, Vets First Corp. plans to file relevant materials with the SEC, including a registration statement on Form S-1/S-4 containing a prospectus, in the coming months. Investors and security holders are urged to carefully read the registration statement/prospectus (including any amendments or supplements thereto and any documents incorporated by reference therein) and any other relevant documents filed with the SEC when they become available, because they will contain important information about the parties and the proposed transaction. The registration statement/prospectus and other relevant documents that are filed with the SEC can be obtained free of charge (when available) from the SEC’s web site at www.sec.gov.

These documents can (when available) also be obtained free of charge from Henry Schein, Inc. upon written request to Carolynne Borders at Henry Schein, Inc., 135 Duryea Road, Melville, NY 11747. This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Forward-Looking Statements

In accordance with the “Safe Harbor” provisions of the Private Securities Litigation Reform Act of 1995, Henry Schein provides the following cautionary remarks regarding important factors that, among others, could cause future results to differ materially from the forward-looking statements, expectations and assumptions expressed or implied herein. These statements are identified by the use of such terms as “may,” “could,” “expect,” “intend,” “believe,” “plan,” “estimate,” “forecast,” “project,” “anticipate” or other comparable terms. Such forward-looking statements include, but are not limited to, statements about the benefits of the transaction, including future financial and operating results, plans, objectives, expectations and intentions. All statements that address operating performance, events or developments that we expect or anticipate will occur in the future — including statements relating to anticipated synergies and the expected timetable for completing the proposed transaction — are forward-looking statements. All forward-looking statements made by us are subject to risks and uncertainties and are not guarantees of future performance. Therefore, you should not rely on any of these forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance and achievements or industry results to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. For example, these forward-looking statements could be affected by factors including, without limitation, risks associated with the ability to consummate the transaction and the timing of the closing of the transaction; the ability to obtain requisite approvals; the ability to successfully integrate operations and employees; the ability to realize anticipated benefits and synergies of the transaction; the potential impact of the announcement of the transaction or consummation of the transaction on relationships, including with employees, customers and competitors; the ability to retain key personnel; the ability to achieve performance targets; changes in financial markets, interest rates and foreign currency exchange rates; and those additional risks and factors discussed in reports filed with the SEC by Henry Schein from time to time, including those discussed under the heading “Risk Factors” in its most recently filed Annual Report on Form 10-K. We undertake no duty and have no obligation to update any forward-looking statements contained herein.